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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Springfield Avenue - Suite 204
(No. and Street)

Moutainside	NJ	07092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kiernan/ Sandra Alfano 646-779-3922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road-Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Frontero _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cross Point Capital, LLC _____ , as

of December 31, _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
_____
Title



Notary Public



DOUGLAS E. REYES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 26, 2019

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public Report

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2018

With Report of Independent Registered Public Accounting Firm Report

Cross Point Capital, LLC
Notes to Financial Statements
December 31, 2018



goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cross Point Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cross Point Capital LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cross Point Capital LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cross Point Capital LLC's management. Our responsibility is to express an opinion on Cross Point Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cross Point Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash & Cash Equivalents	$	91,981
Due from clearing firm, including clearing deposit of $500,000		706,798
Accounts receivable		4,339
Prepaid expense		31,266
Security deposits		4,856
	$	839,240

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	116,042
Commission payable		141,984
Deferred rent		2,056
Total liabilities	$	260,082
Member's equity		579,158
	$	839,240

The Notes to Financial Statements are an integral part of this statement.

1.   **Organization and Summary of Significant Accounting Policies**

Nature of Business
Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Services within the scope of ASC 606 include:

a. Riskless Principal Trading

b. Underwriting Income

c. Auction Rate Securities

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:
Riskless Principal Trading (Gross):
The Company earns trading revenue from riskless principal transactions done with institutional customers and broker-dealers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government, corporate bonds and CMO/ABS) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower

price than what it is sold at. The riskless principal revenue is earned at the time the transaction is executed.

<u>Underwriting Income</u>:
The Company provides Investment Banking services related to the issuance of municipal securities. Fee income in connection with the underwriting and placement services of municipal securities are negotiated between the Company and municipal issuers. Fees are recognized when the municipal transaction trades are executed.

<u>Auctions of Auction Rate Securities</u>:
The Company is designated as the Broker-Dealer in an agreement, normally with a bank (auction agent) and issuer of the security to solicit orders for Auction Rate Securities (normally a bond) for the benefit of the issuer. The Broker-Dealer is contracted to contact existing owners and potential owners and solicit bids for the securities. The Company normally earns a fee as a percentage of the security sold. The fee is paid from issuer funds by the auction agent. The Company may earn a flat fee in the event of a failed auction (no bidders). Revenue is recognized when the service is provided normally when the auction is settled

Due from Clearing Firm
The Company clears all of its brokerage transactions through its clearing broker on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management.

Accounts Receivable
Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2018.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal and state income taxes has been included in the financial statements for the Company. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the company's income and expense as reported for income tax purposes.

The Company had no unrecognized tax benefits or liabilities at December 31, 2018. In addition, the Company has no income tax related penalties or interest for the period.

The Company is required to file income tax returns in the U.S. federal jurisdiction and various states in 2018.

2. **Related Party Transactions**
    In 2018 the representatives from another affiliate with common ownership performed trading services related to riskless principal transactions. Accordingly the Company compensated the representatives in the amount of $329,017. As of December 31, 2018, the payable balance was $0.

    Due to Former Member
    In 2018, the Company paid the remainder of outstanding membership interests owned by former member Munish Sood. This included return of initial capital (member equity) contributed of $400,000 and outstanding loan re-payment of $97,734 that was made to Munish Sood in a series of payment installments agreed upon by Cross Point Capital, LLC and Munish Sood. As of December 31, 2018 the payable balance to Munish Sood was $0.

3. **Concentrations of Credit Risk**
    The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

4. **Commitment**

    The Company has an obligation under an operating lease agreement for the following office space: Charlotte, North Carolina - expiring 2019, Mountainside and Holmdel New Jersey-expiring 2019. Rental expense under these operating leases were $57,116 for the year ending December 31, 2018.

    The Company's future minimum lease commitments under operating lease agreements are as follows:

    Year Ended

2019	$ 24,664
	$ 24,664

5. **Net Capital Requirement**
    As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $541,084 which was $291,084 in excess of its required net capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .48 to 1 at December 31, 2018.

6. **Date of Managements Review**
    The Company evaluated subsequent events to February 15, 2019, the date the Financial Statements were issued, and there were no additional events or transactions occurring during this subsequent event reporting which require recognition or disclosure in the financial statements.

7.   **Cash and Cash Equivalents**

The Company defines cash equivalents as highly liquid investments with original maturity of less than 90 days that are not held for sale in the ordinary course of business.